Exhibit 99.1

RBC announces changes to its executive team

RBC appoints Katherine Gibson Interim Chief Financial Officer following the departure of Nadine Ahn

TORONTO, Apr., 5, 2024 — Royal Bank of Canada (TSX:RY) and (NYSE: RY) today announced the appointment of Katherine Gibson as Interim Chief Financial Officer (CFO). She succeeds Nadine Ahn whose employment was terminated by RBC earlier today, effective immediately.

RBC was recently made aware of allegations involving Ms. Ahn and immediately launched an internal review and engaged outside legal counsel to investigate. The investigation found evidence that, in contravention of the RBC Code of Conduct, Ms. Ahn was in an undisclosed close personal relationship with another employee which led to preferential treatment of the employee including promotion and compensation increases. As a result, the two individuals have had their employment terminated.

The investigation found no evidence of conduct by the former CFO or the other employee with respect to the bank’s previously issued financial statements, RBC’s strategy or its financial or business performance.

Ms. Gibson has been appointed interim CFO while a search is conducted. She is a respected and experienced leader who has been with the bank for 22 years, most recently as SVP, Finance & Controller, and is widely considered a trusted advisor with a strong analytical and governance mindset.

In her new role, Ms. Gibson will bring a wide range of experience leading global teams and major strategic enterprise initiatives, including a deep understanding of business drivers and growth opportunities across several different areas of the bank.

About RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 94,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada's biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Media Contact:

Gillian McArdle